VIA EDGAR CORRESPONDENCE Mr. Jim B. Rosenberg Senior Assistant Chief Accountant United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549	June 14, 2011
PartnerRe Ltd. Form 10-K for Fiscal Year Ended December 31, 2010 filed February 28, 2011 Definitive Proxy Statement on Schedule 14A filed on April 8, 2011 File No. 001-14536
Dear Mr. Rosenberg,

This letter is in response to your correspondence dated June 7, 2011 concerning PartnerRe Ltd.'s Form 10-K for the year ended December 31, 2010 and Definitive Proxy Statement on Schedule 14A.  In that letter, you requested that we respond to the comments within ten business days or advise the Staff when we will respond.  As directed by you, we respectfully request a seven business day extension of the original due date requested by the Staff in order to allow us to prepare a complete response to the Staff's comments.  We anticipate our response will be submitted to your office no later than June 30, 2011.

Yours sincerely

/s/ William Babcock
William Babcock
Chief Financial Officer

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com	Direct Phone +1 441 294-5215 Direct Fax +1 441 292-7010 bill.babcock@partnerre.com